Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 15, 2017

VIA EDGAR

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, DC 20549

Re:	Plastec Technologies, Ltd.

Post-effective Amendment No. 5 to Registration Statement on Form F-1

Filed May 30, 2017

File No. 333-185212

Dear Ms. Long:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 15, 2017, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	The post-effective amendment filed on May 30, 2017 includes audited financial statements for the year ended December 31, 2016. To satisfy the updating requirements of Section 10(a)(3) of the Securities Act, the post-effective amendment was required to be filed on or before April 30, 2017. Since Section 5(b) of the

Securities Act, together with Section 2(a)(10)(a) of the Securities Act, requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security, please advise us whether offers or sales were made under the registration statement without a valid Section 10(a) prospectus. We may have further comment after reviewing your response.

We wish to advise the Staff that no offers or sales were made under the Registration Statement after April 30, 2017 (and therefore without a valid Section 10(a) prospectus).

*****

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Ho Leung Ning